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Exhibit 99.(a)(32)

Celltech Group plc ("Celltech")
Suspension of Trading

        August 10—Celltech Group plc (NYSE: CLL) announces that, in connection with its acquisition by UCB S.A. and the scheduled delisting of Celltech's ordinary shares from the London Stock Exchange on August 10, 2004, the New York Stock Exchange (the "NYSE") has indicated that it expects to suspend Celltech's American Depository Receipts from trading effective prior to the opening of the NYSE on August 10, 2004.

PRESS ENQUIRIES:

Celltech Richard Bungay	Tel: +44 (0)1753 534 655

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Celltech Group plc ("Celltech") Suspension of Trading